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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                      Royce Global Trust Fund, Incorporated
                      -------------------------------------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                    78080N108
                                    ---------
                                 (CUSIP Number)



                                December 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)




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CUSIP No. 78080N108                                                  Page 2 of 6

(1)      Names of Reporting Persons SS or IRS Identification Nos. of Above
         Persons

         a.       Wachovia Corporation                                56-1473727
         b.       Wachovia Bank, National Association                 56-0927594

(2)      Check the Appropriate Box if a Member of a Group (see Instructions)

         a.       [  ]
         b.       [  ]

(3)      SEC USE ONLY

(4)      Citizenship or Place of Organization

         a.       Wachovia Corporation                            North Carolina
         b.       Wachovia Bank, National Association             United States


Number of shares         (5)        Sole Voting Power                    572,582
Beneficially
Owned by Each            (6)        Shared Voting Power                        0
Reporting Person
With                     (7)        Sole Dispositive Power               572,582

                         (8)        Shared Dispositive Power                   0

(9)      Aggregate amount Beneficially Owned by Each Reporting Person    572,582

(10)     Check if Aggregate Amount in Row 9 Excludes Certain Shares
         (see Instructions)                                                 [  ]

(11)     Percent of Class Represented by Amount in Row 9                    6.8%

(12)     Type of Reporting Persons (see Instructions)

         a.     Wachovia Corporation                                          HC
         b.     Wachovia Bank, National Association                           BK



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CUSIP No. 78080N108                                                  Page 3 of 6


ITEM 1 (a)  NAME OF ISSUER:

            Royce Global Trust Fund, Incorporated

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1414 Avenue of the Americas
            9th Floor
            New York, NY 10019

ITEM 2 (a)  NAME OF PERSONS FILING:

            Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Wachovia Corporation
            100 North Main Street
            Winston-Salem, North Carolina 27104

            Wachovia Bank, National Association
            100 North Main Street
            Winston-Salem, North Carolina 27104

ITEM 2 (c)  CITIZENSHIP:

            Wachovia Corporation                                North Carolina
            Wachovia Bank, National Association                 United States

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:

            Common

ITEM 2 (e)  CUSIP NUMBER:

            78080N108


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CUSIP No. 78080N108                                                  Page 4 of 6


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-3(B) CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or Dealer registered under Section 15 of the Act,

            (b) [X] Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] Investment Advisor registered under Section 203 of the
                    Investment Advisor Act of 1940,

            (f) [ ] Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

            (g) [x] Parent holding Company, in accordance with 240.13d-1(b)
                   (ii)(G), (Wachovia Corporation)

            (h) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(H)

ITEM 4      OWNERSHIP:

            The following information is as of December 31, 1999:

            (a)     Amount Beneficially Owned:                         572,582

            (b)     Percent of Class:                                      6.8%

            (c)     Number of Shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote    572,582
                    (ii)   Shared power to vote or to direct the vote        0
                    (iii)  Sole power to dispose or to direct the
                           disposition of                              572,582
                    (iv)   Shared power to dispose or to direct the
                           disposition of                                    0

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  N/A


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CUSIP No. 78080N108                                                  Page 5 of 6


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Included are the following subsidiaries of Wachovia
            Corporation - HC:

            Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

                  N/A


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CUSIP No. 78080N108                                                  Page 6 of 6


ITEM 10     CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2000

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
              --------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
              --------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



              AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY
                       FILED AS EXHIBIT A TO AMENDMENT 2.